Item 77C.  Submission of matters to a vote
of security holders

The Special Meeting of Shareholders was
held on May 9, 2016 in Los Angeles,
California.  The voting
results for the proposal considered at the
Special Meeting of Shareholders is as
follows:
Election of Directors. The shareholders of
the Fund elected J. Richard Atwood, Mark L.
Lipson,
Alfred E. Osborne, Jr., A. Robert Pisano,
Patrick B. Purcell, Robert L. Rodriguez and
Allan M. Rudnick
to serve on the Board of Directors.
FPA Capital Fund, Inc.
Total Shares Voted For:
Total Shares Withheld:
J. Richard Atwood
18,094,228
487,902
Mark L. Lipson
18,138,317
443,813
Alfred E. Osborne, Jr.
18,095,434
486,696
A. Robert Pisano
18,033,422
548,708
Patrick B. Purcell
18,077,003
505,127
Robert L. Rodriguez
12,785,909
5,796,221
Allan M. Rudnick
18,089,176
492,954